
LIBERTY
INTERNATIONAL

Fax

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	05 January 2005
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today.

Regards


05005234

John Armstrong
Assistant Company Secretary


LIBERTY
INTERNATIONAL

January 2005, 05

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Notification of Major Interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
LIBERTY INTERNATIONAL PLC	STICHTING PENSIOENFONDS ABP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	NOT PROVIDED

5. Number of shares acquired since last notification	6. Percentage of issued class	7. Number of shares/amount of stock disposed since last notification	8. Percentage of issued class
NOT PROVIDED			

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50 PENCE	NOT PROVIDED	04/01/05

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
10,305,989 ORDINARY SHARES	3.2%

14. Any additional information	15. Name of contact and telephone number for queries
	JOHN ARMSTRONG 020 7887 7064

16. Name and signature of authorised company official responsible for making this notification
John Armstrong Assistant Company Secretary
Date of notification 05 January 2005

Fax


LIBERTY
INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	23 December 2004
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today.

Regards

Kerin Williams
Deputy Company Secretary


LIBERTY
INTERNATIONAL

December 2004, 23

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Disposal of Imperial Place, Borehamwood".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

23 December 2004

LIBERTY INTERNATIONAL PLC

CAPITAL & COUNTIES DISPOSAL OF IMPERIAL PLACE, BOREHAMWOOD

Below is the text of a press release issued by Capital & Counties, wholly owned subsidiary of Liberty International PLC, concerning the above.

Enquiries:

Liberty International PLC:

Aidan Smith	Finance Director	+44 (0) 20 7960 1210

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

Capital & Counties
Disposal of Imperial Place, Borehamwood, Hertfordshire for £58.6 million

Capital & Counties, wholly owned subsidiary of Liberty International PLC, has sold Imperial Place, its 224,000 sq.ft. office investment at Borehamwood to Europa Borehamwood IP SARL, a joint venture of Europa Capital's Europa Fund II and The Property Merchant Group. Capital & Counties developed the property, completing the last phase in 2001 when T-Mobile took a lease until 2016. The sale was completed following a surrender of T-Mobile's lease of the premises. Total consideration received was £58.6 million (initial yield 6.7%) and Capital & Counties will realise an exceptional profit of £9.7 million over the valuation of the investment at 31 December 2003.

Bill Black, Director of Capital & Counties, commented:-

"The surrender and sale represented a unique opportunity to maximise value from a substantially over-rented, but well-let asset, in a relatively poor occupier market where we had completed as much development as we could. Importantly, the transaction was in line with our strategy to focus our activities on growth markets, particularly in Central London and in retail opportunities elsewhere."

Noel Manns, a Principal of Europa Capital, commented:-

"We are delighted to have acquired these excellent assets with our joint venture partner The Property Merchant Group and are looking forward to working with them in undertaking a full refurbishment of the properties and leasing up during 2005."

Donaldsons advised Europa and The Property Merchant Group on the acquisition and will be retained as joint letting agents with Lambert Smith Hampton.

Enquiries:

Capital & Counties

Bill Black	Director of Capital & Counties	+44 (0) 20 7887 7009

Europa Capital

Noel Manns	Principal	+44 (0) 20 7881 6800

The Property Merchant Group

Miff Chichester	Principal	+44 (0) 20 7408 0690

Additional notes on Liberty International PLC group for information:

Capital & Counties

Capital & Counties is the wholly owned retail and commercial property subsidiary of Liberty International PLC and controls property investments approaching £1 billion. This includes significant holdings in Central London, particularly the West End, Mid Town and the South Bank. The company also owns offices around the M25 as well as major retail interests both in Central London and a number of UK cities. As well as its UK interests, Capital & Counties has a US property company based in San Francisco with assets in Northern and Southern California.

Liberty International PLC

Liberty International PLC is a major UK listed property group owning 100 per cent of Capital & Counties together with Capital Shopping Centres PLC, the leading UK regional shopping centre business. The Group's property assets amounted to over £5.0 billion and shareholders' funds amounted to over £3 billion at 30 June 2004.

Liberty International has been listed on the London Stock Exchange since July 1992, where it is a constituent of the FTSE-100 index of the UK's leading companies, and is also listed on the Johannesburg Stock Exchange.

Europa Capital

- Europa Fund II is managed by Europa Capital ("EC"), an independent, London based, fund management group owned by its management.
- Europa Fund II is the fourth fund managed or advised by EC's management team. Assets already acquired by Europa Fund II include properties in the UK and Hungary.
- EC is regulated by the FSA.
- Europa Fund II is a close-ended private equity real estate fund.
- Europa Fund II can invest capital throughout the European Union including the recently acceded countries, Norway and Switzerland.
- Europa Fund II benefits from Europa Capital's network of exclusive Country Partners, who co-invest in acquisitions made by Europa Fund II in their territory. Many of the Country Partners have worked closely with the Principals of EC during the last 20 years.

The Property Merchant Group

The Property Merchant Group, chaired by The Hon Nicholas Soames MP, specialises in office and retail asset management in London and the M25. It recently sold 120 Moorgate, London, EC2 to Redevco for £46.2 million and its 100 Cannon Street project, pre-let to Sainsbury, to Standard Life.

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any information contained in this announcement on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.